December 16, 2010

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Ossen Innovation Co., Ltd.
Registration Statement on Form F-1
Filed December 16, 2010
File No. 333-168496

VIA FACSIMILE

Ladies and  Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Global Hunter Securities, LLC and Knight Capital Markets LLC, as underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 3:00 p.m., Washington D.C. time, on December 20, 2010, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectuses: November 19, 2010, November 24, 2010 and December 13, 2010.
(ii)
Dates of distribution: The preliminary prospectus dated November 19, 2010 was distributed from November 22, 2010  to November 28, 2010, the preliminary prospectus dated November 24, 2010 was distributed from November 29, 2010 to December 16, 2010, and the preliminary prospectus dated December 13, 2010 was distributed from December 13, 2010 to December 16, 2010.

(iii)	Number of prospective underwriters to whom the preliminary prospectuses were furnished: 3.
(iv)	Number of prospectuses so distributed: 400.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

GLOBAL HUNTER SECURITIES, LLC

By:           /s/ Barney Monte
Name:      Barney Monte
Title:        Managing Director

KNIGHT CAPITAL MARKETS LLC

By:           /s/ William Kelly
Name:      William Kelly
Title:        Managing Director